UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PREFORMED LINE PRODUCTS COMPANY
(Name of Issuer)

Common Shares, $2 par value per share
(Title of Class of Securities)

740444 10 4
(CUSIP Number)

Caroline S. Vaccariello
Preformed Line Products Company
660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON

Irrevocable Trust Agreement between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
928,201
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
928,201

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 928,201
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 17.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 740444 10 4

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”), an Ohio corporation, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143.

Item 2.	Identity and Background.

(a)	Bernard L. Karr, Trustee of the Irrevocable Trust Agreement, between Barbara P. Ruhlman and Bernard L. Karr, dated July 29, 2008 (the “Reporting Person”).

(b)	McDonald Hopkins LLC, Attention: Bernard L. Karr, Trustee, 600 Superior Avenue, East, Suite 2100, Cleveland, OH 44114

(c)	Bernard L. Karr is an attorney and member of McDonald Hopkins LLC.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five year, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ohio

Item 3.	Source and Amount of Funds.

The source of consideration for the Reporting Person’s prior acquisitions of Common Shares is personal funds.

Item 4.	Purpose of Transaction.

This Schedule 13D is being filed by the Reporting Person to report a decrease in the Reporting Person’s beneficial ownership of the Common Shares.

Except as otherwise described in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns 928,201 Common Shares, or 17.3%.

(b)	The Reporting Person has shared voting and dispositive power with respect to 928,201 Common Shares. Bernard L. Karr is the trustee of the Report Person, and Robert G. Ruhlman and Randall M. Ruhlman act as co-Trust Advisors.

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CUSIP No. 740444 10 4

Robert G. Ruhlman serves as Chairman of the Board of Directors, President and Chief Executive Officer of the Company. His business address is Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143. During the last five years, Robert G. Ruhlman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five year, Robert G. Ruhlman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Robert G. Ruhlman is a citizen of the United States.

Randall M. Ruhlman serves as President of Ruhlman Motorsports. His business address is c/o Preformed Line Products Company, 660 Beta Drive, Mayfield Village, Ohio 44143. During the last five years, Randall M. Ruhlman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five year, Randall M. Ruhlman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Randall M. Ruhlman is a citizen of the United States.(c) None.

(d)	The Reporting Person, based on his percentage ownership of the Common Shares to which this statement relates, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Person holds interests that exceed 5% of the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

On August 14, 2012, the Company purchased at a price per share of $54.92, 20,940 Common Shares from the Reporting Person pursuant a Shares Purchase Agreement, dated August 14, 2012, between the Company and the Reporting Person.

On May 10, 2011, the Company purchased at a price per share of $69.21, 15,172 Common Shares from the Irrevocable Trust pursuant a Shares Purchase Agreement, dated May 10, 2011, between the Company and the Reporting Person.

On August 17, 2010, the Company purchased at a price per share of $32.43, 32,687 Common Shares from the Reporting Person pursuant a Shares Purchase Agreement, dated August 17, 2010, between the Company and the Reporting Person.

Item 7.	Exhibits

Item 7 of the Schedule 13D is amended to add the following:

(a)	Shares Purchase Agreement, dated August 14, 2012, between the Company and the Reporting Person (incorporated by reference to the Company’s Current Report on Form 8-K dated August 14, 2012).

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CUSIP No. 740444 10 4

(b)	Shares Purchase Agreement, dated May 10, 2011, between the Company and the Reporting Person (incorporated by reference to the Company’s Current Report on Form 8-K dated May 10, 2011).

(c)	Shares Purchase Agreement, August 17, 2010, between the Company and the Reporting Person (incorporated by reference to the Company’s Current Report on Form 8-K dated August 17, 2010).

(d)	Power of Attorney.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2013

IRREVOCABLE TRUST AGREEMENT BETWEEN BARBARA P. RUHLMAN AND BERNARD L. KARR, DATED JULY 29, 2008

By:	/s/ Bernard L. Karr, Trustee
Bernard L. Karr, Trustee

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